UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ZELTIQ AESTHETICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98933Q108

(CUSIP Number)

Attention: General Counsel

Venrock Associates V, L.P.

Venrock Entrepreneurs Fund V, L.P.

Venrock Partners V, L.P.

Venrock Management V, LLC

VEF Management V, LLC

Venrock Partners Management V, LLC

3340 Hillview Avenue

Palo Alto, California 94304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98933Q108	Page 2 of 14

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,033,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,033,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,033,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 6,033,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 35,746,776 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 98933Q108	Page 3 of 14

1	NAMES OF REPORTING PERSONS: VENROCK ENTREPRENEURS FUND V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,033,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,033,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,033,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 6,033,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 35,746,776 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 98933Q108	Page 4 of 14

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,033,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,033,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,033,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 6,033,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 35,746,776 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 98933Q108	Page 5 of 14

1	NAMES OF REPORTING PERSONS: VENROCK MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,033,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,033,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,033,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 6,033,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 35,746,776 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 98933Q108	Page 6 of 14

1	NAMES OF REPORTING PERSONS: VEF MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,033,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,033,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,033,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 6,033,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 35,746,776 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 98933Q108	Page 7 of 14

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,033,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,033,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,033,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 6,033,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 35,746,776 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 98933Q108	Page 8 of 14

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Venrock Entities (as defined below) and the Venrock GPs (as defined below) to report the acquisition of Common Stock, as described in Item 3 below.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of Zeltiq Aesthetics, Inc., a Delaware corporation (the “Issuer” or “Zeltiq”). The principal executive offices of the Issuer are located at 4698 Willow Road, Suite 100, Pleasanton, California 94588-2710.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Venrock Associates V, L.P. (“VAV”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”) and Venrock Partners V, L.P. (“VP5”), each a Delaware limited partnership (collectively, the “Venrock Entities”), and Venrock Management V, LLC, VEF Management V, LLC and Venrock Partners Management V, LLC, each a Delaware limited liability company (collectively, the “Venrock GPs”).

(b)	The address of the principal place of business of each of the Venrock Entities and Venrock GPs is 3340 Hillview Avenue, Palo Alto, California 94304.

(c)	The principal business of each of the Venrock Entities and Venrock GPs is a venture capital investment business.

(d)	During the last five years, none of the Venrock Entities, Venrock GPs or, to the knowledge of the Venrock Entities and Venrock GPs, any of the persons listed on Schedule 1 hereto (the “Listed Persons”) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Venrock Entities, Venrock GPs or, to the knowledge of the Venrock Entities and Venrock GPs, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Venrock Entity, Venrock GP or Listed Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a Delaware limited partnership and each of the Venrock GPs is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (i.e., the Listed Persons) and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, the Venrock Entities may be deemed to beneficially own an aggregate of 6,033,233 shares of Common Stock, consisting of: (i) 5,230,627 shares of Common Stock that were acquired by the Venrock Entities prior to the Issuer’s initial public offering; and (ii) an aggregate of 802,606 shares of Common Stock that were purchased by the Venrock Entities in open market transactions between June 13, 2012 and August 7, 2012 at an aggregate purchase price of approximately $4.0 million.

The funds used by the Venrock Entities to acquire the securities described herein were obtained from capital contributions by their respective partners.

CUSIP No. 98933Q108	Page 9 of 14

Item 4. Purpose of Transaction.

The Venrock Entities purchased the Common Stock for investment purposes. Except as set forth herein and except that the Venrock Entities, the Venrock GPs or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Venrock Entities, the Venrock GPs or, to the knowledge of the Venrock Entities and the Venrock GPs, the Listed Persons has any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)	any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The Venrock Entities and the Venrock GPs are members of a group for purposes of this Schedule 13D.

(a) As of the date hereof, (i) VA5 is the record owner of 5,443,815 Common Stock, (ii) VEF5 is the record owner of 127,923 Common Stock and (iii) VP5 is the record owner of 461,495 Common Stock. Collectively, the Venrock Entities are the record owners of 6,033,233 Common Stock.

As the general partners of VA5, VEF5 and VP5, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC may be deemed to own beneficially all of the Common Stock.

Each of the Venrock Entities, the Venrock GPs and the Listed Persons may be deemed to own beneficially 16.9% of the outstanding Common Stock, which percentage is calculated based upon 35,746,776 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 98933Q108	Page 10 of 14

(b) Each of the Venrock Entities and Venrock GPs has sole power to vote or to direct the vote of no Common Stock, sole power to dispose or to direct the disposition of no Common Stock, shared power to vote or to direct the vote of 6,033,233 Common Stock and shared power to dispose or to direct the disposition of 6,033,233 Common Stock.

(c) The open market purchases described in Item 3 hereof, were acquired as follows:

Date	Venrock Entity	Number of Shares Purchased	Price Per Share
June 13, 2012	VA5	17,937	$4.51
June 13, 2012	VEF5	422	$4.51
June 13, 2012	VP5	1,520	$4.51
June 14, 2012	VA5	34,042	$4.79
June 14, 2012	VEF5	801	$4.79
June 14, 2012	VP5	2,884	$4.79
August 2, 2012	VA5	31,582	$4.61
August 2, 2012	VEF5	2,675	$4.61
August 2, 2012	VP5	743	$4.61
August 3, 2012	VA5	4,512	$4.85
August 3, 2012	VEF5	382	$4.85
August 3, 2012	VP5	106	$4.85
August 6, 2012	VA5	18,047	$4.89
August 6, 2012	VEF5	1,529	$4.89
August 6, 2012	VP5	424	$4.89
August 7, 2012	VA5	618,098	$5.00
August 7, 2012	VEF5	11,226	$5.00
August 7, 2012	VP5	55,676	$5.00

Neither the Venrock Entities, the Venrock GPs nor, to the knowledge of the Venrock Entities and the Venrock GPs, the Listed Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Venrock Entities and the Venrock GPs to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Venrock Entities and the Venrock GPs.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investor Rights Agreement

The Venrock V Entities and other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Investor Rights Agreement dated May 26, 2010 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

If the Issuer shall receive a request from the holders of at least 50% of Registrable Securities then outstanding (the “Initiating Holders”) can, on not more than two occasions, request that the Issuer register all or a portion of their shares. Such request for registration must cover a number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $5.0 million.

Form S-3 Registration Rights

The Holders of the Registrable Securities can make a written request that the Issuer register their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. The Holders may make an unlimited number of requests for registration on Form S-3. However, the Issuer will not be required to effect a registration on Form S-3 if the Issuer has previously effected any registration in the 12-month period preceding the request for registration.

CUSIP No. 98933Q108	Page 11 of 14

Piggyback Registration Rights

If the Issuer proposes to register any of its stock in connection with the public offering of such securities by the Issuer on or on behalf of selling stockholders, the Issuer shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder, the Issuer shall, subject to certain limitations, cause to be registered all of the Registrable Securities that each such Holder has requested to be registered.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses related to any registration effected pursuant to the demand, Form S-3, and piggyback registration rights described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such Holders may include.

Expiration of Registration Rights

The demand, Form S-3, and piggyback registration rights described above will expire, with respect to any particular Holder, upon the earlier of (i) October 24, 2016, (ii) when that Holder can sell all of its shares under Rule 144 of the Securities Act, or (iii) upon the consummation of certain events, including the sale of all of the Issuer’s assets or a change of control of the Issuer company in which the Issuer’s stockholders receive cash or marketable securities.

Other than as described in this Schedule 13D, to the knowledge of the Venrock Entities and the Venrock GPs, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

A. Amended and Restated Investor Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of May 26, 2010 (Incorporated by reference to Exhibit 10.23 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-175514), filed with the Securities and Exchange Commission on July 13, 2011.).

B. Agreement regarding filing of joint Schedule 13D.

CUSIP No. 98933Q108	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2013

VENROCK PARTNERS V, L.P. By: Venrock Partners Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK ASSOCIATES V, L.P. By: Venrock Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P. By: VEF Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VEF MANAGEMENT V, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

CUSIP No. 98933Q108	Page 13 of 14

SCHEDULE 1

Members

Brian D. Ascher

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC

Citizenship: USA

Michael C. Brooks

c/o Venrock

530 Fifth Avenue, 22nd Floor

New York, New York 10036

Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC

Citizenship: USA

Anthony B. Evnin

c/o Venrock

530 Fifth Avenue, 22nd Floor

New York, New York 10036

Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC

Citizenship: USA

Anders Hove

c/o Venrock

530 Fifth Avenue, 22nd Floor

New York, New York 10036

Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC

Citizenship: USA

Bryan E. Roberts

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC

Citizenship: USA

Michael F. Tyrrell

c/o Venrock

55 Cambridge Parkway, Suite 100

Cambridge, MA 02142

Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC

Citizenship: USA

CUSIP No. 98933Q108	Page 14 of 14

Exhibit B

AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: March 15, 2013

VENROCK PARTNERS V, L.P. By: Venrock Partners Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK ASSOCIATES V, L.P. By: Venrock Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P. By: VEF Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VEF MANAGEMENT V, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory